FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of August, 2003 (Report No. 3)

Commission File Number: 0-29742


                                 Retalix Limited

                        (Formerly Point of Sale Limited)
                 (Translation of registrant's name into English)


                     10 Zarhin Street, Ra'anana 4300, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document which is attached hereto and incorporated by reference herein:

1. Press Release: Irving Oil Selects Retalix StorePoint POS Solution to Further Enhance Speed of Service in Stores. Dated August 13, 2003.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           Retalix Limited
                                           (Registrant)
Date: August 18, 2003
                                           /s/ Danny Moshaioff
                                           --------------------------
                                           By: Danny Moshaioff, CFO

                                  EXHIBIT INDEX



Exhibit Number                      Description of Exhibit

10.1 Press Release: Irving Oil Selects Retalix StorePoint POS Solution to Further Enhance Speed of Service in Stores. Dated August 13, 2003

                                 EXHIBIT 10.1


Contact Information:

CCG                                             Retalix USA
15300 Ventura Boulevard, Suite 303              Jeff Yelton, CEO, Retalix USA
Sherman Oaks, CA  91403                         469-241-8400
(818) 789-0100                                  infousa@retalix.com
Crocker Coulson, Partner                        -------------------
crocker.coulson@ccgir.com
-------------------------

FOR IMMEDIATE RELEASE

               Irving Oil Selects Retalix StorePoint POS Solution
                  to Further Enhance Speed of Service in Stores

Retalix to provide integrated Point-of-Sale, Fuel, and Quick Service Restaurant solution


Dallas, Texas, August 13, 2003 -Irving Oil, with 800 retail locations throughout New England and Atlantic Canada, has announced the selection of Retalix (NASDAQ:
RTLX) and the Retalix StorePoint Convenience Store Solution for their next generation store system. Retalix is the largest independent provider of store systems to the grocery and convenience store markets. Irving Oil will utilize the Retalix StorePoint Point-of-Sale, Fuel and Quick Service Restaurant modules as well as a new credit/debit payment system in 231 of its Mainway convenience stores.

"The Retalix technology platform will make our checkout process even simpler and easier for our busy customers," says Harry Hadiaris, Manager of Convenience Retail Operations for Irving Oil. "Our customers visit their local Irving Mainway to refuel, pick up a convenience item, or enjoy a fresh, flavorful coffee and snack. With Retalix StorePoint technology, our customers will enjoy faster and easier service each time they visit one of our conveniently located stores."

"Irving Oil is focused on continually enhancing their retail operations as well as their customer shopping experience," said Jeff Yelton, CEO and President of Retalix USA. "Their selection of Retalix and our StorePoint solution will provide them with the platform, applications and tools to achieve these goals, both today and into the future."

About Irving Oil
Founded in 1924, Irving Oil is the regional energy processing, transporting and marketing company focused on customer service and supply chain management. Irving Oil has been serving customers in New England since opening its first site in Bangor, Maine in 1972. The company now serves customers at its Irving Mainway convenience stores throughout Maine, New Hampshire, Vermont, and Atlantic Canada, with home heat and wholesale operations in Maine, New Hampshire, Vermont and Massachusetts. Irving Mainway convenience stores feature fuel, convenience shopping and a variety of fresh food choices including sandwiches, baked goods and pizza. Irving Oil's Marketing Office is located in Portsmouth, New Hampshire. In 2003, Irving Oil won a USEPA Clean Air Excellence award for its low sulphur gasoline, thus becoming the first oil company to win such an award.

About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the retail food industry worldwide, including supermarkets, convenience stores and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 20,000 stores and quick service restaurants across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. The Company was founded in 1982 as Point of Sale Limited and changed its name in November of 2000 to Retalix Ltd. The Company's ordinary shares have been publicly traded on the Tel Aviv Stock Exchange since November 1994 and on the NASDAQ National Market System since July 1998. For further information, please visit the Company's web sites at www.retalix.com.

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services, the potential benefits to food retailers and suppliers, the conversion of sales leads into customers and the ramp-up of ASP users, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2002, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.


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